Filed by Extensity, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Extensity, Inc.
Commission File No. 000-28897

[Letter to Employees of Extensity, Inc.]

I am very pleased to announce that today, Extensity has entered into a definitive agreement to be acquired by our strategic partner Geac Computer Corporation Limited, based in Markham, Ontario. This transaction, unanimously approved by Extensity’s Board of Directors, is designed to enhance opportunities for our employees, customers and shareholders.

Geac provides mission-critical solutions and systems to approximately 50 percent of the Fortune 100. The Company has more than 2700 professionals in 56 countries supporting 5100 enterprise customers worldwide. Last year, Geac had annualized revenue of over CDN $719M million and is publicly traded on the Toronto Stock Exchange under GAC.

As a primary strategic reason for the acquisition, Geac will be adopting the Extensity architecture as a growth platform to expand their solutions going forward. Geac will offer Extensity’s financial ERM software to its global customer base and prospects as the necessary foundation for extending their financial management solutions. . In a survey recently conducted by Geac, 73% of its customers responded that they would purchase travel and expense management applications from Geac if they had them to offer.

Geac’s size, stability and commitment to the Extensity product line provides assurance that Extensity customer’s investments are well protected and they will continue to receive value from their current Extensity applications and in new applications that they may be considering. For employees and shareholders, this transaction delivers the strength of a global company and an immediate new channel for Extensity applications

I am personally very excited about this acquisition for Extensity; joining a significant established global company with a clear mandate for growth, coupled with the ability to have Extensity’s technology platform and best of breed applications carried forward as a growth engine for Geac. Geac’s acquisition is a strong vote of confidence in our employees, technology and market opportunity.

To further discuss the acquisition we will have an employee meeting at 4:00 pm PDT today. Jim Travers, SVP and President of the Americas for Geac will join me for this meeting. A teleconference dial-in has been arranged for remote employees which will be sent in a separate email, along with the meeting location and dial-in information.

Bob

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Forward Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to the consummation of the contemplated merger, including the risk that required regulatory clearances or stockholder approval might not be obtained in a timely manner or at all. In addition, statements in this communication relating to the expected benefits of the contemplated merger are subject to risks relating to the timing and successful completion of technology and product development efforts, integration of the technologies and businesses of Geac Computer Corporation and Extensity, Inc., unanticipated expenditures, changing relationships with customers, suppliers and strategic partners and other factors described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by Extensity with the Securities and Exchange Commission.

Additional Information and Where to Find It

Geac plans to file a Registration Statement on SEC Form F-4 in connection with the merger, and Extensity expects to mail a Proxy Statement/Prospectus to stockholders of Extensity containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Extensity, Geac, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Extensity by directing a request through the Investors Relations portion of Extensity’s website at http://www.extensity.com or by mail to Extensity, Inc., 2200 Powell Street, Suite 300, Emeryville, California, 94608, Attention: Investor Relations or by telephone at (510) 594-5700.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Extensity files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Extensity’s filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

Interests of Certain Persons in the Merger

Extensity will be, and certain other persons named below may be, soliciting proxies from Extensity stockholders in favor of the adoption of the merger agreement. The directors and executive officers of Extensity and the directors and executive officers of Geac may be deemed to be participants in Extensity’s solicitation of proxies. For a description of such interests, please see the press release filed with the SEC pursuant to Rule 425 by Extensity on August 26, 2002.